GALLAGHER, BRIODY & BUTLER
COUNSELLORS AT LAW

PRINCETON FORRESTAL VILLAGE
THOMAS P. GALLAGHER	155 VILLAGE BOULEVARD	NEW YORK OFFICE
KEVIN M. BRIODY+	2ND FLOOR	300 PARK AVENUE
JOHN K. BUTLER²	PRINCETON, NEW JERSEY 08540	17TH FLOOR
BARBARA J. COMLY*+	_____________	NEW YORK, NY 10022
MARTIN J. CONROY		212-938-0831
DEBORAH L. CARROLLY	(609) 452-6000	FAX: 212-938-0917
JONATHAN M. GRISCHUK*	Fax: (609) 452-0090	* ALSO ADMITTED IN NY
+ ALSO ADMITTED IN PA
² ALSO ADMITTED IN DC
Y ADMITTED IN NY, DC
AND CT ONLY

August 17, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn.:	Letty G. Lynn, Reviewer
Daniel H. Morris, Attorney-Advisor
Patrick Kuhn
Joseph A. Foti

Re:	U.S. Helicopter Corporation
Amendment No. 3 to Registration Statement on Form SB-2, filed on
August 17, 2005
File No. 333-124262
Ladies and Gentlemen:
     On behalf of U.S. Helicopter Corporation (“U.S. Helicopter” or the “Company”), we have filed on today’s date via Edgar Amendment No. 3 to the Company’s Registration Statement on Form SB-2 (the “Amendment”). In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in your letter dated August 8, 2005 on a point-by-point basis. The numbered comments and responses below correspond with the numbered paragraphs in the Commission’s August 8, 2005 comment letter.
Comment #1
The Market we anticipate...unreceptive to our service, page 11
     Please clarify how the development of GPS-capability relates to your helicopters’ ability to operate independent of fixed wing aircraft activity.

Response to Comment #1:
     We have revised the first full paragraph on page 12 accordingly. In January 2005, the Company received full approval from the FAA – Air Traffic Control for a series of helicopter-only Special Visual Flight (SVFR) routes between Manhattan and each of the three New York City-area airports. The Company developed these routes for use with the aircraft’s Global Positioning System (GPS) navigation system. Each route makes use of the helicopter’s flight capability, including hover-and-hold and low level of speed approaches, which fixed wing aircraft cannot do. By making use of the helicopter’s flexibility, the Company was able to develop these routes, which do not intersect or interfere with any of the active fixed wing flight routes at the airports, and thus are not subject to delays associated with the fixed wing flight patterns.
Comment #2:
Our failure to successfully take delivery...could harm our business, page 14
     We note your response to our prior comment 8. Please continue to update the status of anticipated deliveries in your subsequent amendments.
Response to Comment #2:
     We have updated the status of anticipated deliveries of the Company’s helicopters at page 14 and 40. We will continue to update the Company’s anticipated delivery schedule as necessary in any future amendments.
Comment #3:
Risks Related to Cornell Capital Financing, page 19
     We note your response to our prior comment 10. We are concerned that your current disclosure continues to focus disproportionately on the SEDA shares-shares which are not registered in this registration statement and may not be registered until a market develops, which may never occur. Your disclosure identifies only one risk specific to the convertible debentures themselves. We re-issue our prior comment. Please revise this section to better address the risks related to the convertible debentures.
Response to Comment #3:
     This section has been revised accordingly. We have included additional risk factors concerning the Convertible Debenture at page 20.

Comment #4:
Selling Stockholders, page 24
     We note your disclosure in footnote (2) on page 26. You disclose that the terms of the Convertible Debenture prohibit Cornell from holding in excess of 9.99% of your outstanding shares at any given time. We note that similar provisions in the SEDA will restrict your ability to put shares to Cornell (if and when a market for your shares develops). Please substantially revise your disclosure throughout the prospectus to emphasize that the share ownership restrictions imposed on Cornell will significantly limit, and delay, your ability to access funds under these agreements.
Response to Comment #4:
     We have revised the disclosure in the prospectus concerning this issue at pages 24, 26, 27, 31 and Part II to indicate that the share ownership restrictions may significantly limit and delay the Company’s ability to access funds under the SEDA. We have also clarified throughout the document that while the Company is restricted from issuing shares to Cornell Capital under the Convertible Debenture or the SEDA, Cornell Capital has the authority to waive this restriction.
Comment #5:
Convertible Debentures, page 27
     We note your response to our prior comment 13. The additional risk factor which appears on page 20, should specifically identify the material restrictions imposed by the convertible debenture agreements, including the need to obtain certain consents. We do not regard general disclosure stating that you must adhere to the convertible debenture agreements as sufficiently helpful to investors.
Response to Comment #5:
     We have revised this risk factor at page 20 to specifically indicate the additional agreements which the Company must comply with under the Convertible Debenture to avoid an event of default, which include the requirement to obtain Cornell Capital’s consent before selling stock or granting a security interest while at least $100,000 is outstanding under the Debenture.
Comment #6:
Dilution, page 29
     We note your response to our prior comment 15. We believe that you may have misunderstood our prior comment. Please provide a chart that sets forth the immediate dilution that will be experienced by investors purchasing shares from Cornell Capital at an assumed price of $0.75 per share (assuming that Cornell has acquired the shares pursuant to the Convertible Debenture at $0.20 per share).
Response to Comment #6:
     We have removed the second dilution table which illustrates dilution to prospective investors assuming the Company issues shares to Cornell Capital at $0.75 per share, as this scenario is not contemplated in the Convertible Debenture. Per our conversation with Daniel Morris on August 17, 2005, we have included at page 30 an additional table which illustrates the estimated proceeds to each of the selling stockholders upon the sale of their shares being registered at an assumed offering price of $0.75 per share.
Comment #7:
Standby Equity Distribution Agreement, page 31
     We note your supplemental response to our prior comment 18. We believe that your disclosure is still unclear. Please include the last sentence of that response in the paragraph immediately preceding the Plan of Distribution.
Response to Comment #7:
     We have included the last sentence of our supplemental response to the Commission’s prior comment 18 in the paragraph immediately preceding the Plan of Distribution.
Comment #8:
Alliances and Partnering Agreements, page 53
     We note the second paragraph of your supplemental response to our prior comment 25. Please update your disclosure to reflect that the landing location has been finalized.
Response to Comment #8:
     We have updated the prospectus at page 53 to indicate that negotiations between the Company and American Airlines have progressed to the point that landing locations have been finalized at each of Kennedy, LaGuardia and Newark airports.

Comment #9:
     We note your response to our prior comment 26. Please clarify, if true, that a neutral facility would be on the safe side of the terminal and would not require additional security checks for your passengers.
Response to Comment #9:
     We have revised the second full paragraph on page 53 to indicate that in the event that the Company is obligated to utilize a neutral landing facility at JFK, LaGuardia or Newark airports because of an inability obtain an airline partner, such neutral landing areas would be on the secure/safe side of the airport terminal and would not require additional security checks for the Company’s passengers.
Comment #10:
     Please disclose whether you will provide ground transportation for your passengers from the neutral site to the multiple terminals in these airports.
Response to Comment #10:
     We have included additional language at page 53 to indicate that the Company will provide passengers with inter-terminal ground transportation at each airport, regardless of whether the Company operates out of an American Airlines-leased facility, the neutral facility or another airline’s facility.
     If you have any questions or require any supplemental information after reviewing our responses and the Amendment No. 3 to Form SB-2 as filed by the Company as of today’s date, please do not hesitate to contact the undersigned at 609-452-6000.

Very truly yours,

/s/ Thomas P. Gallagher

Thomas P. Gallagher

cc:	John G. Murphy, President and Chief Executive Officer
George J. Mehm, Jr., Senior Vice President, Chief Financial Officer and Treasurer

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